

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

August 11, 2016

Wouter A. Fouche
Chief Executive Officer
UPAY, Inc.
3010 LBJ Freeway, 12th Floor
Dallas, TX 75234

> **Re:** **UPAY, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 9, 2016**
> **File No. 333-212447**

Dear Mr. Fouche:

Our preliminary review of your amended registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we are unable to complete a review of the registration statement as your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Please amend your registration statement to include the appropriate financial statements and revise your disclosures as necessary. Until a corrective amendment is filed, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Frederick M. Lehrer, Esq,
Frederick M. Lehrer, P.A.